October 9, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Quest Resource Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed June 3, 2009
Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009
Filed August 17, 2009 and August 18, 2009
Response Letter Dated March 24, 2009
File No. 0-17371
Dear Mr. Schwall:
     On behalf of Quest Resource Corporation (the “Company”), set forth below are responses to the Securities and Exchange Commission’s comment letter dated September 22, 2009 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2008 and the Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 (the “Comment Letter”). The paragraph numbers below correspond to those in the Comment Letter. We believe you are aware of the fact that we filed a Form 10-K/A on July 29, 2009; however, none of the matters addressed in the Comment Letter were impacted by the amendment.
Form 10-K for the Fiscal Year Ended December 31, 2008
General
1.	We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that the agreements with your customers from whom you derive 10 percent or more of your net oil and natural gas revenues referenced on pages 28, have been filed. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

210 PARK AVENUE, SUITE 2750
OKLAHOMA CITY, OK 73102
MAIN: (405) 600-7704
FAX: (405) 600-7756
WEB: www.qrcp.net
NASDAQ:QRCP

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

     Response:
     We confirm that all material contracts have been filed.
     With respect to the specific contracts referred to in your comment, we considered the requirements of Item 601(b)(10) of Regulation S-K and, for the reasons set forth below, do not believe filing those contracts as exhibits is required.
     Item 601(b)(10)(i) requires a registrant to file as an exhibit to its periodic reports filed pursuant to the Securities Exchange Act of 1934 (“SEC Reports”) every contract that was not made in the ordinary course of business which is material to the registrant. The contracts referred to in the Comment Letter were entered into in the ordinary course of the Company’s business. As a result, none of the contracts is required to be filed under Item 601(b)(10)(i).
     Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed as an exhibit to the registrant’s SEC Reports unless it falls within one of four categories. We considered each of these categories and concluded as follows:
(A)	The contracts were not entered into with any person listed in Item 601(b)(10)(ii)(A).

(B)	We do not believe these are contracts upon which the Company is substantially dependent since the contracts are (1) for a commodity for which there are numerous potential customers; (2) based on market rates; (3) cancellable upon 30 days’ notice by either party; and (4) with parties that are, in the Company’s opinion, relatively easy to replace.

(C)	The contracts do not relate to an acquisition or sale of property, plant or equipment in excess of 15% of the Company’s fixed assets; and

(D)	The contracts are not material leases.
2.	Your response to our prior comment 1 of our letter dated March 10, 2009 provided draft disclosure to be included in the Form 10-K for the year ended December 31, 2008 regarding the terms of the registration rights agreement with the investors of Quest Midstream Partners, L.P. We are unable to locate this disclosure in the Form 10-K filed on June 3, 2009. Please provide the relevant disclosure in your future filings as appropriate.
     Response:
     The referenced disclosure was inadvertently omitted from our Annual Report on Form 10-K for the year ended December 31, 2008. In future filings we will include relevant disclosure in a form substantially similar to what we have previously provided to you, beginning with our Annual Report on Form 10-K for the year ending December 31, 2009.

Mr. H. Roger Schwall
U.S. Securities and Exchange Commission
October 9, 2009

     We do note that no potential liquidated damages are payable by the Company under the registration rights agreement until the investors in Quest Midstream Partners, L.P. (“Quest Midstream”) have made a demand for Quest Midstream to file a registration statement and that no such demand has been made. Given the announced pending recombination of the Company with Quest Midstream and Quest Energy Partners, L.P., management believes that the Quest Midstream investors are unlikely to make such a demand.
Form 10-K for the Fiscal Year Ended December 31, 2008; Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 115
3.	We note the remediation plan regarding the material weaknesses in your internal control over financial reporting. Please supplement your disclosure to include specific steps that the company has taken, if any, to remediate the material weaknesses in your disclosure controls and procedures outside of the remediation plan implemented for your internal control over financial reporting.
     Response:
     Through June 30, 2009, the remediation plans and actions taken to address material weakness in our disclosure controls and procedures were substantially identical to those relating to our internal control over financial reporting. As such, no separate specific steps had been taken with respect to disclosure controls and procedures. As we continue to address the material weaknesses that we have identified and implement our remediation plans, separate steps will be developed relating to disclosure controls and procedures, which we will disclose accordingly in future filings.
     If you have any questions or require any additional information with respect to this letter, please contact the undersigned at (405) 815-4304.

Sincerely,
/s/ David J. Klvac
David J. Klvac Corporate Controller